SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                 (Amendment No.)

                          Veri-Tek International, Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92342X101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey L. Feinberg
                        c/o JLF Asset Management, L.L.C.
                              2775 Via de la Valle
                                    Suite 204
                            Del Mar, California 92014
                            United States of America
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 16, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92342X101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Jeffrey L. Feinberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,810,517

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,810,517

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,810,517

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.65%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 92342X101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JLF Asset Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,810,517

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,810,517

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,810,517

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.65%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No. 92342X101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JLF Partners I, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,183,388

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,183,388

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,183,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.68%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No. 92342X101
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         JLF Offshore Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,537,894

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,537,894

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,537,894

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.91%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No. 92342X101
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

    Veri-Tek International, Corp. (the "Issuer"), Common Stock (the "Shares")

     The address of the Issuer is 7402 W. 100th Place, Bridgeview, Illinois 60455, United States of America.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed by Jeffrey L. Feinberg, JLF Asset Management, L.L.C., JLF Partners I, L.P. and JLF Offshore Fund, Ltd. (the "Reporting Persons").

     (b) The principal business address for Jeffrey L. Feinberg, JLF Asset Management, L.L.C. and JLF Partners I, L.P. is 2775 Via de la Valle, Suite 204, Del Mar, California 92014, United States of America. The principal business address for JLF Offshore Fund, Ltd. is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Harbour Centre, 2nd Floor, North Church Street, Grand Cayman, Cayman Islands, British West Indies.

     (c) JLF Asset Management, L.L.C. is the investment manager of both JLF Offshore Fund, Ltd. and JLF Partners I, L.P. Jeffrey L. Feinberg is the managing member of JLF Asset Management, L.L.C.

     (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Jeffrey L. Feinberg is a citizen of the United States. JLF Asset Management, L.L.C. and JLF Partners I, L.P. are incorporated in Delaware. JLF Offshore Fund, Ltd. is incorporated in the Cayman Islands.


--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, (i) Jeffrey L. Feinberg and JLF Asset Management, L.L.C. beneficially own 2,810,517 Shares, (ii) JLF Partners I, L.P. beneficially owns 1,183,388 Shares and (iii) JLF Offshore Fund, Ltd. beneficially owns 1,537,894 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of Shares they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a, b) As of the date hereof, Jeffrey L. Feinberg and JLF Asset Management, L.L.C. may be deemed to be the beneficial owners of 2,810,517 Shares, constituting 33.65% of the Shares of the Issuer, based upon 8,351,875* Shares outstanding as of the date hereof. As of the date hereof, JLF Partners I, L.P. may be deemed to be the beneficial owner of 1,183,388 Shares, constituting 14.68% of the Shares of the Issuer, based upon the 8,063,315* Shares outstanding as of the date hereof. As of the date hereof, JLF Offshore Fund, Ltd. may be deemed to be the beneficial owner of 1,537,894 Shares, constituting 18.91% of the Shares of the Issuer, based upon the 8,132,595* Shares outstanding as of the date hereof.

     Jeffrey L. Feinberg has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 2,810,517 Shares. JLF Asset Management, L.L.C. has sole power to dispose or direct the disposition of 0 Shares and has shared power to dispose or direct the disposition of 2,810,517 Shares. JLF Partners I, L.P. has sole power to dispose or direct the disposition of 0 Shares and has shared power to dispose or direct the disposition of 1,183,388 Shares. JLF Offshore Fund, Ltd. has sole power to dispose or direct the disposition of 0 Shares and has shared power to dispose or direct the disposition of 1,537,894 Shares.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares in the past 60 days by the Reporting Persons are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A.

--------------------------------------------------------------------------------

*These numbers reflect the number of outstanding Shares as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2006, as adjusted to reflect a private placement, as reported in the Issuer's Form 8-K dated November 15, 2006, and warrants held by the Reporting Persons.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.


Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        April 6, 2007
                                        ----------------------------------------
                                                        (Date)

                                        /s/ Jeffrey L. Feinberg (1)
                                        ----------------------------------------
                                        Jeffrey L. Feinberg


                                        JLF Asset Management, L.L.C. (1)

                                        By: /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Title: Managing Member


                                        JLF Partners I, L.P. (1)

                                        By: /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Title: Managing Member of JLF Asset
                                        Management, L.L.C., its Investment
                                        Manager


                                        JLF Offshore Fund, Ltd. (1)

                                        By: /s/ Jeffrey L. Feinberg
                                        ----------------------------------------
                                        Title: Managing Member of JLF Asset
                                        Management, L.L.C., its Investment
                                        Manager

(1) The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                     Exhibit A


                                    AGREEMENT

     The undersigned agree that this Schedule 13D dated April 6, 2007 relating to the Common Stock of Veri-Tek International, Corp. shall be filed on behalf of the undersigned.

                                                /s/ Jeffrey L. Feinberg
                                                -----------------------------
                                                Jeffrey L. Feinberg

                                                JLF Asset Management, L.L.C.

                                                By: /s/ Jeffrey L. Feinberg
                                                -----------------------------
                                                Title: Managing Member

                                                JLF Partners I, L.P.

                                                By: /s/ Jeffrey L. Feinberg
                                                -----------------------------
                                                Title: Managing Member of JLF
                                                Asset Management, L.L.C., its
                                                Investment Manager

                                                JLF Offshore Fund, Ltd.

                                                By: /s/ Jeffrey L. Feinberg
                                                -----------------------------
                                                Title: Managing Member of JLF
                                                Asset Management, L.L.C., its
                                                Investment Manager

                                                                Exhibit B

              Transactions in the Shares by Jeffrey L. Feinberg and
                          JLF Asset Management, L.L.C.
                          ----------------------------

                               Number of Shares
Date                           Purchased/(Sold)                 Price
----                           ----------------                 -----

3/30/2007                      246,591                          $6.27
3/30/2007                      567,884                          $6.27
4/02/2007                      274,042                          $6.27


               Transactions in the Shares by JLF Partners I, L.P.
               --------------------------------------------------

                               Number of Shares
Date                           Purchased/(Sold)                 Price
----                           ----------------                 -----

3/30/2007                      106,808                          $6.27
3/30/2007                      245,972                          $6.27
4/02/2007                      118,568                          $6.27


              Transactions in the Shares by JLF Offshore Fund, Ltd.
              -----------------------------------------------------


                               Number of Shares
Date                           Purchased/(Sold)                 Price
----                           ----------------                 -----


3/30/2007                      132,164                          $6.27
3/30/2007                      304,365                          $6.27
4/02/2007                      146,845                          $6.27


SK 02717 0005 762522